Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
February 22, 2008

Re:	Telecom Italia S.p.A. Form 20-F for Fiscal Year Ended December 31, 2006 Filed June 21, 2007 File No. 1-13882

Dear Mr. Spirgel:

I refer to our telephone conference of February 20, 2008 in which representatives of Telecom Italia S.p.A. (the “Company”) and Reconta Ernst & Young S.p.A., our auditors, spoke with Carlos Pacho (Senior Assistant Chief Accountant) and Andrew Mew (Senior Staff Accountant), members of the SEC accounting staff (the “Staff”).  The purpose of the call was to discuss with the Staff the Company’s most recent response letter (filed with the SEC on February 4, 2008) addressing the accounting treatment for, and related disclosure of, Subscriber Acquisition Costs (“SAC”).  After responding to various questions of the Staff and further discussion, the following agreements were reached.

•
The Company will expand the revenue recognition policy related to the sale of handsets and the accounting treatment for SAC in “Note 2 – Accounting Policies” and clarify that capitalized SAC represent only a small portion of the total population of mobile handset sales.

•
Recognizing that the level of SAC capitalized is not currently material, the Staff agreed that the disclosure proposed in the Company’s response letter to the SEC dated February 4, 2008 is not required. The Company will evaluate the materiality of this issue for future SEC filings.

The Company would appreciate the Staff confirming its agreement with the contents of this letter as well as confirmation that there are no additional comments on the Company’s 2006 Form 20-F.  We also want to thank the Staff for making the time to confer with us on Wednesday, February 20, 2008.

Telecom Italia acknowledges that:

•	Telecom Italia is responsible for the adequacy and accuracy of disclosure in the filings;

Telecom Italia S.p.A
Sede Legale: Piazza degli Affari, 2 – 20123 Milano   Direzione Generale Sede Secondaria: Corso  d’Italia, 41 – 00198 Roma
Codice Fiscale, Partita IVA, Iscrizione al Registro delle Imprese di Milano: 00488410010  Capitale Sociale 10.673.793.335,70

Casella Postale AD 2420 – CAP 00100  Telefono: +39 06 36881   Telefax: +39 06 36882965

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Telecom Italia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss the contents of this letter with you at your convenience.  In that connection, please do not hesitate to contact our counsel, Jeffrey M. Oakes at 011-44-20-7418-1386 (fax: 011-44-20-7710-4886).  Any further questions or comments should be sent directly to Mr. Oakes as well as the undersigned.

Very truly yours,

/s/ Enrico Parazzini General Manager

cc:	Jeffrey M. Oakes Davis Polk & Wardwell Nadia Locati Reconta Ernst & Young S.p.A.

Telecom Italia S.p.A
Sede Legale: Piazza degli Affari, 2 – 20123 Milano   Direzione Generale Sede Secondaria: Corso  d’Italia, 41 – 00198 Roma
Codice Fiscale, Partita IVA, Iscrizione al Registro delle Imprese di Milano: 00488410010  Capitale Sociale 10.673.793.335,70

Casella Postale AD 2420 – CAP 00100  Telefono: +39 06 36881   Telefax: +39 06 36882965